11021524

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2011
Washington, DC
110

SEC FILE NUMBER
8- 64789

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WynVale Financial Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Old Mill Road
(No. and Street)

Stockton	NJ	08559-1218
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony S. Wiseman (908)628-0831
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert & Holland, L.L.P.
(Name – *if individual, state last, first, middle name*)

401 East Las Olas Boulevard, Suite 1090,	Ft. Lauderdale,	FL	33301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Anthony S. Wiseman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WynVale Financial Distributors LLC, as of December, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public PATRICIA D. EWENSON

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WynVale Financial Distributors LLC
Index
December 31, 2010

Page(s)

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
WynVale Financial Distributors LLC

We have audited the accompanying statement of financial condition of WynVale Financial Distributors LLC (the "Company") as of December 31, 2010, and the related statements of operations, changes in Members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WynVale Financial Distributors LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Cherry Bekaert & Holland LLP

Cherry, Bekaert & Holland, LLP
Ft. Lauderdale, Florida
February 28 , 2011

WYNVALE FINANCIAL DISTRIBUTORS LLC
Statement of Financial Condition
December 31, 2010

Assets		
Cash	$	10,958
Accounts receivable, net of allowance for doubtful accounts of $1,329		1,018
Equipment, net		1,763
Prepaid expenses		2,522
Total assets	$	16,261
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	5,048
Members' equity		11,213
Total liabilities and members' equity	$	16,261

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

WynVale Financial Distributors LLC (the "Company") operates as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Regulatory Authority, Inc. ("FINRA"). The Company wholesales mutual funds to other broker-dealers on a sales commission basis. The Company also receives consulting revenue for activities engaging in the solicitation and selling of private placements to institutional investors and accredited investors under Rule 501(a) of Regulation D under the Securities Act of 1933.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

Cash includes all cash balances and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

Equipment

Equipment is recorded at cost. Depreciation is computed using the straight-line method over the expected useful lives of the related assets.

Revenue Recognition

The company recognizes revenues as earned. Commissions are recorded on a trade-date basis as securities transactions occur. Consulting, placement and other fees are recognized as income when the Company renders the related services.

Income Taxes

The Company files its income tax returns as a limited liability company; as such, no provision for income taxes has been made in the accompanying financial statements. Each member is responsible for reporting income or loss based upon the member's respective share of the Company's revenues and expenses. Accordingly, the Company has not provided for federal and state income taxes on the financial statements. Management has evaluated all other tax positions that could have a significant affect on the financial statements and determined the Company had no uncertain income tax positions at December 31, 2010. The Company's income tax returns for years 2007 – 2010 remain subject to examination by various taxing authorities.

3. Transactions with Related Parties

The administrative services agreement that was in place at the end of 2009 between the Company and an affiliated company was cancelled effective January 1, 2010.

3. Transactions with Related Parties (Continued)

The Company leases its office facilities under a lease agreement from a related entity. The lease is subject to renewal on an annual basis.

4. Liquidity and Capital Resources

The Company has sustained recurring losses and negative cash flows from operations. During 2010, the Company's operations have been sustained by capital contributions from its members, and the members are committed to providing such capital contributions for sustain future operations. The Company believes that, as a result of this, it currently has sufficient cash and financing commitments to meet its funding requirements over the next year.

5. Equipment

Equipment is summarized as follows:

Computer equipment and software	$ 6,165
Less: Accumulated depreciation and amortization	(4,402)
	$ 1,763

Amounts charged to other expenses for depreciation for the year ended December 31, 2010 amounted to $2,038.

6. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of approximately $5,900 which exceeded the required net capital by approximately $900.

7. Concentrations of Credit Risk

Substantially all of the assets of the Company are held by a single bank. The Company does not consider itself at risk in this regard.

The Company received its revenue primarily from one customer in 2010. The agreement with this customer was terminated effective December 31, 2010.

8. Commitments

The Company has a foreign finder agreement that became effective in June 2010, under which the foreign finder would receive transaction-related compensation for referral of qualified investors to the Company. The term of the agreement is one year, with annual renewals thereafter until terminated.

9. Subsequent Events

The Company has evaluated subsequent events through February 28, 2011, the date the financial statements were available to be issued, and believes that there are no subsequent events requiring further disclosure.

10. Members' Equity

Members may not transfer any interest or rights in their equity without the written consent of the majority of all other members. In addition, if the members determine that additional capital is required to continue the operations of the Company, the members shall make additional contributions in proportion to their current equity. If a member does not make the required additional contribution, another member may make the contribution and be credited with the proportionate share of equity in accordance with the terms of the Company's operating agreement.

WYNVALE FINANCIAL DISTRIBUTORS LLC
Computation of Net Capital
December 31, 2010

	Net Capital Computation
Members' equity	$ 11,213
Deductions and/or charges	
Nonallowable assets	
Accounts receivable	1,018
Equipment	1,763
Prepaid expenses	2,522
Total deductions	5,303
Net capital	5,910
Minimum capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Excess net capital	$ 910
Aggregate Indebtedness	$ 5,048
Ratio of aggregate indebtedness to net capital	.08 : 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2010 and filed on January 26, 2011.

Computation for Determination of the Reserve Requirement Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraphs (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2010.

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Members of
WynVale Financial Distributors LLC

In planning and performing our audit of the financial statements of WynVale Financial Distributors LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert & Holland LLP

Cherry Bekaert & Holland LLP
Ft. Lauderdale, Florida
February 28 , 2011

Cherry, Bekaert & Holland, L.L.P.

The Firm of Choice.

CHERRY BEKAERT & HOLLAND

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS


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